Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Lithium Americas Corp. ("Lithium Americas" or the "Company")
300 - 900 West Hastings Street
Vancouver, BC, V6C 1E5

Item 2 Date of Material Change

January 30, 2023

Item 3 News Release

A news release with respect to the contents of this report was issued on January 31, 2023 and was disseminated through the facilities of recognized newswire services. A copy of the new release was filed on SEDAR (the "News Release").

Item 4 Summary of Material Change

On January 30, 2023, Lithium Americas entered into a master purchase agreement (the "Master Purchase Agreement") with General Motors Holdings LLC ("GM"), pursuant to which GM has agreed to make a US$650 million equity investment in Lithium Americas (the "Investment Transaction") and Lithium Americas has agreed to allocate to GM 100% of the Phase 1 lithium carbonate offtake from the Thacker Pass lithium project located in Humboldt County, Nevada ("Thacker Pass" or the "Project") under a ten year supply agreement (the "Offtake Agreement"). Pursuant to the Investment Transaction, GM will subscribe for common shares in two tranches, consisting of:

(a) an approximate US$320 million first tranche investment, pursuant to which GM will acquire 15,002,243 common shares of Lithium Americas (each, a "LAC Share") at a price of US$21.34 per LAC Share, representing approximately 9.999% of the issued and outstanding LAC Shares; and

(b) an approximate US$330 million second tranche investment, which is contemplated to be invested through a subscription for common shares in the enterprise that owns the U.S. business following the separation of its U.S. and Argentine businesses (the "Separation"), or if the Separation does not occur, into Lithium Americas.

Lithium Americas has agreed to use the proceeds from the Transaction for the development of Thacker Pass.

Lithium Americas has completed an updated construction plan for Thacker Pass, along with a feasibility study for Thacker Pass (the "Feasibility Study").

Item 5 Full Description of Material Change

Investment Transaction

Pursuant to the Master Purchase Agreement, GM has agreed to make an aggregate investment of US$650 million in two tranches.

Tranche 1

In tranche 1, GM will acquire 15,002,243 common shares of Lithium Americas (each, a "LAC Share") at a price of US$21.34 per share (the "Tranche 1 Subscription Price"), for gross proceeds of approximately US$320 million ("Tranche 1").

Tranche 1 of the Transaction will be structured through the initial issuance of 15,002,243 subscription receipts of Lithium Americas ("Subscription Receipts") to GM, whereby each Subscription Receipt will, upon satisfaction of the Escrow Conditions (as defined below), convert into a unit consisting of one LAC Share and 79.26% of a warrant (a "Tranche 2 Alternative Exercise Warrant" or "Tranche 2 AEW"), with each full Tranche 2 AEW exercisable into a LAC Share at a price of US$27.74 for a term of 36 months. The conversion of the Subscription Receipts will result in the issuance of all LAC Shares issuable for the Tranche 1 Investment and, through the LAC Shares issuable upon exercise of the Tranche 2 AEW, the allocation of all LAC Shares issuable under the Tranche 2 subscription.

The conversion of the Subscription Receipts to units will occur upon satisfaction of applicable escrow release conditions (the "Escrow Conditions"), including delivery of a ruling under the Thacker Pass Record of Decision ("ROD") appeal that does not result in vacatur of the ROD, and other closing conditions. If the Escrow Conditions are met, the funds will be released to the Company and GM will be issued 15,002,243 LAC Shares, representing an approximate 9.999% equity interest in Lithium Americas as at the date of the Master Purchase Agreement and 11,890,848 Tranche 2 AEWs. Additionally, the parties will execute and deliver the Offtake Agreement and the Investor Rights Agreement (as described below). The outside date for satisfaction of the Escrow Conditions and completion of Tranche 1 is December 31, 2023.

Tranche 2

Concurrent with completion of Tranche 1, GM and Lithium Americas have agreed to execute a subscription agreement (the "Tranche 2 Subscription Agreement") providing for the issuance of approximately US$330 million of LAC Shares at a price equal to the five-day volume-weighted average price for LAC Shares on the NYSE preceding that date that Lithium Americas delivers notice of satisfaction of closing conditions, subject to a maximum price of US$27.74 per LAC Share ("Tranche 2"). Completion of Tranche 2 is subject to several conditions, including Lithium Americas demonstrating that it has secured sufficient funding to complete the development of Phase 1 of Thacker Pass as set out in the Feasibility Study. The parties will implement the Tranche 2 investment as contemplated under the Investment Transaction either through completion of the Tranche 2 Subscription Agreement or through the exercise of the Tranche 2 Alternative Exercise Warrants. Each of the agreements contains cross-termination provisions, such that the completion of an investment under one agreement (being either the Tranche 2 Subscription Agreement or the Tranche 2 AEWs) results in the rights and obligations pertaining to the issuance of LAC Shares under the other agreement being terminated.

The parties contemplate that the Tranche 2 investment under the Investment Transaction will occur following the Separation. Accordingly, the transaction agreements provide that upon the Separation, the relevant agreements reflecting the Tranche 2 investment will be superseded by an equivalent agreement between GM and the new entity resulting from the Separation that holds Lithium Americas' U.S. business ("Spinco"), with maximum pricing (being US$27.74 per share) being adjusted to reflect the relative value of Spinco compared to the value of the enterprise that holds the Argentina business.

Shareholder Meeting

The Tranche 2 subscription will result in a maximum aggregate holding by GM of 19.9% of Lithium Americas (or Spinco, as applicable) unless Toronto Stock Exchange ("TSX") approval and requisite shareholder approvals are obtained to meet or exceed a 20% ownership interest by GM. To that end, Lithium Americas intends to hold a shareholders meeting (the "Shareholders Meeting") in conjunction with either or both of the next annual general meeting and the shareholders meeting for the Separation to approve the maximum pricing limitation under the Second Tranche Subscription Agreement of US$27.74 per LAC Share and to approve GM exceeding a 19.9% interest in Lithium Americas.

If shareholder approval is obtained to permit GM to hold in excess of 19.9%, there will be a contractual limitation on the subscription such that GM must not exceed a set threshold of Lithium Americas' (or Spinco's) share capital, being the lesser of 30% and the number of shares that would result in GM consolidating its interest in Lithium Americas in its financial statements (estimated to be greater than 30%).

Offtake Agreement

Concurrent with completion of Tranche 1, Lithium Americas and GM will enter into the Offtake Agreement. The purchase price for lithium carbonate under the Offtake Agreement will be based on an agreed upon price formula linked to prevailing market prices. The term of the Offtake Agreement will be 10 years from the commencement of Phase 1 commercial production, with an option for GM to extend by an additional five years. GM is entitled to purchase all offtake from Phase 1, unless it does not complete the full Investment Transaction and invest US$650 million, in which case its entitlement will be prorated (subject to certain exceptions).

GM will also have a right of first offer on the offtake of Thacker Pass' Phase 2 production. So long as the Offtake Agreement remains in good standing Lithium Americas has also agreed to limitations on the establishment of joint ventures and sale of an interest in Thacker Pass to certain competitors and enterprises restricted under governmental sanctions and under critical minerals policies of the United States and Canada.

Investor Rights Agreement

Concurrent with completion of Tranche 1, Lithium Americas and GM will enter into an investor rights agreement (the "Investor Rights Agreement" or "IRA"). Under the IRA, GM will be required to "lock-up" its securities until the later of (i) one year after the Separation, or (ii) the earlier of (i) six months after the closing of Tranche 2, or (ii) the date Tranche 2 is not completed in accordance with its terms, provided that the foregoing lock-up restriction will not apply if the Separation does not occur (such date being the "Lock-up Outside Date"). The Investor Rights Agreement also provides among other things, for GM to be entitled to the following:

(a) the right to nominate an individual to serve on the Board of Directors of Lithium Americas during the term leading up to Tranche 2 and thereafter for so long as it holds 10% or more of LAC Shares;

(b) the right to have a non-voting observer (as an alternative to a board nominee) attend all Lithium Americas board meetings, during the term leading up to Tranche 2 and thereafter for so long as it holds 5% or more of LAC Shares; and

(c) the right to participate in any subsequent issuances of Lithium Americas securities to "top-up" its pro rata ownership of Lithium Americas, until the later of: (i) the Lock-up Outside Date, and (ii) the date on which GM ceases to either (i) own 10% or more of the issued and outstanding LAC Shares, or (ii) owns 5% or more of the issued and outstanding LAC Shares and be a party to the Offtake Agreement (or a similar agreement with Lithium Americas).

In addition, GM will be subject to a standstill limitation whereby it will not be able to increase its holdings beyond 20% of the issued and outstanding LAC Shares (excluding the acquisition of LAC Shares pursuant to the Investment Transaction), until the later of five years following the effective date of the Investor Rights Agreement and one year following the date of the commencement of commercial production for Phase 1.

General

Lithium Americas has agreed to use the proceeds from the Transaction for the development of Thacker Pass.

Completion of the Transaction remains subject to customary regulatory approvals, including approval of the TSX and the New York Stock Exchange ("NYSE"), and other closing conditions, including those described above.

A copy of the Master Purchase Agreement is available on the Company's page on SEDAR at www.sedar.com and on EDGAR at www.edgar.com.

Thacker Pass Update - Feasibility Study

In connection with the Transaction, Lithium Americas provided an update on the construction plan for Thacker Pass, including the release of the Feasibility Study.

The results of the Feasibility Study for Thacker Pass reflect operational and process improvements, including increased extraction rates from an optimized mine plan through new ore control strategy, an increase in sulfuric acid utilization by targeting illite clay with greater potential for increasing lithium extraction per tonne of sulfuric acid and increased crystallization steps to further remove magnesium impurities.

Other process and design improvements were made to further minimize the Project's environmental impact, including, increased capacity to 80,000 tpa within approximately the same mining footprint as the permitted pit boundary and without increasing the size of the sulfuric acid plant, additional beneficiation and neutralization circuits to increase the neutrality of filter pressed tailings and implementing a tail gas scrubber utilizing a neutralization solution in the sulfuric acid plant to minimize emissions and reduce impacts to ambient air quality.

Feasibility Study Summary1

Scenarios	Year 1-25	40 Years LOM
Design production capacity	80,000 tpa Li2CO3 (Phase 1 - 40,000 tpa)
Mining method	Continuous open-pit mining
Processing method	Sulfuric acid leaching
Mineral reserves	3.7 Mt LCE at a grade of 3,160 ppm Li
Period	25 years	40 years
Lithium carbonate price[2]	$24,000 / t Li2CO3
Initial capital costs - Phase 1	$2,268 million
Initial capital costs - Phase 2	$1,728 million
Sustaining capital costs	$628 million	$1,510 million
Operating Costs (average)	$6,743 / t	$7,198 / t
Average Annual EBITDA (per year)	$1,176 million	$1,094 million
After-tax NPV @ 8% Discount Rate	$4,950 million	$5,727 million
After-tax IRR	21.2%	21.4%

Note:
1. The economic analysis is based on Q3 2022 pricing for capital and operating costs.

2. Based on Q3 2022 long-term lithium carbonate price outlook from a leading industry market consultant.

Construction Timeline

Phase 1 will consist of a single sulfuric acid plant with a nominal production rate of 3,000 tonnes per day ("tpd") sulfuric acid. Phase 2 construction will begin upon completion of Phase 1, with the addition of a second sulfuric acid plant with an additional nominal production rate of 3,000 tpd.

Total designed capacity of 80,000 tpa Li2CO3 production upon completion of both Phase 1 and Phase 2. Actual production varies by year with anticipated average production of approximately 70,000 tpa Li2CO3 in the first 25 years and approximately 67,000 tpa over LOM, including ramp up of Phase 1 and Phase 2.

The Company continues to prepare for construction while we await a ruling for the appeal of the issuance of the ROD following a hearing held by the US District Court, District of Nevada ("Federal Court") on January 5, 2023. During the hearing, plaintiffs and the Company addressed final questions, the Federal Court reaffirmed no additional hearings or briefings are required and they expect to issue a decision in the next couple months.

Capital Cost Estimate

The initial capital cost estimate covers early-works, mine development, mining, the process plant, the off-site transload facility, commissioning and all associated infrastructure.

The capital cost estimates include a 13.1% contingency. The Phase 2 estimate is derived from the Phase 1 estimate and the lower Phase 2 estimated capital costs are a result of mine development, infrastructure and transload facility synergies.

Initial Capital Costs ($ millions)	Phase 1 Costs	Phase 2 Costs
Mine	$58	$30
Process Plant and Infrastructure	$1,963	$1,582
Offsite - Transload Facility	$78	$31
Owner's Costs	$169	$86
Total Initial Capital Costs	$2,268	$1,729

In addition to the initial capital costs, $50 million in mining equipment cost will be repaid to the mining contractor over the first five years of production.

Sustaining capital costs include replacement costs for mining equipment, process plant equipment, and expansions of storage facilities and infrastructure.

Operating Cost Estimate

Operating costs in each area include labor, maintenance materials and supplies, raw materials, and outside services, among others. Reagents account for approximately 63% of LOM total operating costs for the process plant and the sulfuric acid plant. Primary reagents include liquid sulfur, limestone, soda ash, flocculant and quicklime.

	Year 1-25		40 Years LOM
	$ per tonne Li2CO3	% of Total	$ per tonne Li2CO3	% of Total
Mine	$1,026	15%	$1,144	16%
Lithium Process Plant	$3,088	46%	$3,213	45%
Liquid Sulfuric Acid Plant	$2,424	36%	$2,627	36%
General & Administrative	$205	3%	$215	3%
Total Operating Costs	$6,743	100%	$7,198	100%

Mineral Resource Estimate

Thacker Pass Mineral Resource Estimate as of November 2, 2022

Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent (Mt)
Measured	534.7	2,450	7.0
Indicated	922.5	1,850	9.1
Total Measured & Indicated	1,457.2	2,070	16.1
Inferred	297.2	1,870	3.0

Notes for the November 2, 2022 Mineral Resource:

1. The Qualified Person who supervised the preparation of and approved disclosure for the estimate is Benson Chow, P.G., SME-RM.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources are inclusive of 217.3 million metric tonnes (Mt) of Mineral Reserves.

3. Mineral Resources are reported using an economic break-even formula: "Operating Cost per Resource Tonne"/"Price per Recovered Tonne Lithium" * 10^6 = ppm Li Cutoff. "Operating Cost per Resource Tonne" = US$88.50, "Price per Recovered Tonne Lithium" is estimated: ("Lithium Carbonate Equivalent (LCE) Price" * 5.323 *(1 - "Royalties") * "Recovery". Variables are "LCE Price" = US$22,000/tonne Li2CO3, "Royalties" = 1.75% and "Recovery" = 73.5%.

4. Presented at a cutoff grade of 1,047 ppm Li.

5. A resource constraining pit shell has been derived from performing a pit optimization estimation using Vulcan software.

6. The conversion factor for lithium to LCE is 5.323.

7. Applied density for the mineralization is 1.79 t/m3.

8. Measured Mineral Resources are in blocks estimated using at least six drill holes and eighteen samples within a 262 m search radius in the horizontal plane and 5 m in the vertical direction; Indicated Mineral Resources are in blocks estimated using at least two drill holes and six to eighteen samples within a 483 m search radius in the horizontal plane and 5 m in the vertical direction; and Inferred Mineral Resources are blocks estimated with at least two drill holes and three to six samples within a search radius of 722 m in the horizontal plane and 5 m in the vertical plane.

9. Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.

Mineral Reserve Estimate

Thacker Pass Mineral Reserve Estimate as of November 2, 2022

Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent (Mt)
Proven	192.9	3,180	3.3
Probable	24.4	3,010	0.4
Total Proven and Probable	217.3	3,160	3.7

Notes for the November 2, 2022 Mineral Reserve:

1. The Qualified Person who supervised the preparation of and approved disclosure for the estimate is Kevin Bahe, P.E., SME-RM.

2. Mineral Reserves have been converted from measured and indicated Mineral Resources within the feasibility study and have demonstrated economic viability.

3. Reserves presented at an 85% maximum ash content and 1.533 kilogram of lithium recovered per run of mine feed cutoff grade. A sales price of $5,400 US$/t of Li2CO3 was utilized in the pit optimization resulting in the generation of the reserve pit shell in 2019. Overall slope of 27 degrees was applied. For bedrock material pit slope was set at 47 degrees.  Mining and processing cost of $57.80 per tonne of ROM feed, a processing recovery factor of 84%, and royalty cost of 1.75% were additional inputs into the pit optimization.

4. A LOM plan was developed based on equipment selection, equipment rates, labor rates, and plant feed and reagent parameters. All Mineral Reserves are within the LOM plan. The LOM plan is the basis for the economic assessment within the NI 43-101 technical report titled "Feasibility Study, National Instrument 43-101 Technical Report for the Thacker Pass Project Humboldt County, Nevada, USA" with an effective date of November 2, 2022, which is used to show economic viability of the Mineral Reserves.

5. Applied density for the ore is 1.79 t/m3.

6. Lithium Carbonate Equivalent is based on in-situ LCE tonnes with 95% recovery factor.

7. Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.

8. The reference point at which the Mineral Reserves are defined is at the point where the ore is delivered to the run-of-mine feeder.

Please refer to the NI 43-101 technical report titled "Feasibility Study, National Instrument 43-101 Technical Report for the Thacker Pass Project Humboldt County, Nevada, USA" with an effective date of November 2, 2022 (the "Technical Report"), for full details on the geology, mining, processing and infrastructure of Thacker Pass.

Mineral Reserve Estimate Methodology

The Mineral Reserves estimate in the Technical Report is based on current knowledge, engineering constraints and permit status. A qualified person, as defined under NI 43-101 ("QP"), has reviewed and verified the Mineral Reserve estimate (the "Mineral Reserves QP"), and is of the opinion that the methodology for estimation of Mineral Reserves in the Technical Report is in general accordance with the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, and using the definitions in 2014 CIM Definition Standards for the classification of Mineral Reserves. Large changes in the market pricing, commodity price assumptions, material density factor assumptions, future geotechnical evaluations, cost estimates or metallurgical recovery could affect the pit optimization parameters and therefore the cutoff grades and estimates of Mineral Reserves.

Mineral Resource Estimate Methodology

A QP has reviewed and verified the Mineral Resources estimate (the "Mineral Resources QP") and is of the opinion that the Mineral Resource estimation methodology is in general accordance with the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and uses the definitions in 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves for the classification of Mineral Resources. Potential risk factors that could affect the Mineral Resource estimates include but are not limited to large changes in the market pricing, commodity price assumptions, material density factor assumptions, future geotechnical evaluations, metallurgical recovery assumptions, mining and processing cost assumptions, and other cost estimates could affect the pit optimization parameters and therefore the cutoff grades and Mineral Resource estimates.

Quality Assurance and Quality Control

Mineral Resources

Sample names, certificate identifications, and run identifications were cross referenced with the laboratory certificates and sample assay datasheet for spot checking and verification of data. No data anomalies were discovered during this check.

Quality Assurance / Quality Control ("QA/QC") methodology utilized by Lithium Americas and results of these checks were discussed between Lithium Americas' geologists and the Mineral Resources QP.

Geologic logs, Access databases, and Excel spreadsheets were provided to the Mineral Resources QP for cross validation with the Excel lithological description file. Spot checks between Excel lithological description sheets were performed against the source data with no inconsistencies found with the geologic unit descriptions.

Verification of the block model was performed by the creation of a geostatistical model and the review of its various outputs. Histograms, HERCO grade tonnage curves, and swath plots were created and analyzed to validate the accuracy of the block model.

Based on the various reviews, validation exercises and remedies outlined above, the Mineral Resources QP concluded that the data is adequate for use for Mineral Resource estimation.

Mineral Reserves

The Mineral Reserves QP reviewed the following as part of the mine planning, cost model and Mineral Reserves data verification.

  Geotechnical: slope stability study completed by BARR Engineering in 2019 was reviewed.
  Mining Method: open-pit mining with limited blasting has been reviewed and assessed with geotechnical reports.
  Pit Optimization: the pit limits were established based on the Environmental Impact Statement pit extents and physical features. The final pit shell was verified to provide a positive economic value.
  Mine Design: ramp, bench and face angle parameters were validated by geotechnical reports.
  Production Schedule: the production schedule was validated based on reasonability.
  Labor and Equipment: estimations for equipment sizes, capacity, availability and utilization were reviewed for reasonability.
  Economic Model: model was reviewed and demonstrated economic viability for the project.
  Facilities and Materials: facilities and materials located within the reserve pit boundary will be re-located when access to those areas are required during mining.

Qualified Person

The scientific and technical information contained in this material change report has been derived from the Technical Report and has been reviewed and approved by Rene LeBlanc, RM-SME, Chief Technical Officer of the Company, a QP as defined under NI 43-101.

Further information about Thacker Pass, including a description of the key assumptions, parameters, sampling methods, data verification and QA/QC programs, methods relating to Mineral Resources and Mineral Reserves and factors that may affect those estimates are contained in the Technical Report.

Other than as described in the Company's continuous disclosure documents, there are no known legal, political, environmental or other risks that could materially affect the potential development of the Mineral Reserves and Mineral Resources at this point in time.

National Instrument 43-101 Disclosure

Readers are cautioned that the conclusions, projections and estimates set out in this material change report are subject to important qualifications, assumptions and exclusions, all of which are detailed in the Technical Report that summarizes the Feasibility Study, which has been filed under the Company's profile on SEDAR at www.sedar.com and is available on the Company's website, and should be read in its entirety.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7 Omitted Information

There are no significant facts required to be disclosed herein that have been omitted.

Item 8 Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Jonathan Evans, Chief Executive Officer and President
Lithium Americas Corp.
300 - 900 West Hastings Street
Vancouver, BC V6C 1E5
1 (778) 656-5820
legal@lithiumamericas.com

Item 9 Date of Report

February 7, 2023.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This material change report may contain certain forward-looking information, including information with respect to the anticipated use of proceeds from the Transaction, the timing and occurrence of the Shareholders Meeting, the rights to be provided to GM and the restrictions imposed on GM pursuant to the Investor Rights Agreement and the Offtake Agreement, the ability to obtain all regulatory approvals for the Transaction including a favorable ROD and the ability of GM and Lithium Americas to meet the other closing conditions of the Transaction. Statements that are not historical fact are "forward-looking information" as that term is defined in National Instrument 51-102 of the Canadian Securities Administrators (collectively, "forward-looking information"). Forward-looking information is frequently, but not always, identified by words such as "plans", "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. In stating the forward-looking information herein, Lithium Americas has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking information involves information about the future and is inherently uncertain, and actual results, performance or achievements of Lithium Americas and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking information due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in lithium and other commodity prices and currency exchange rates; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; the ability of the Company to obtain all required regulatory approvals, including a favourable ROD and the approvals of the TSX and NYSE, and any shareholder approvals required in connection with the Transaction; and other risks and uncertainties disclosed in information released by Lithium Americas and filed with the applicable regulatory agencies.

Lithium Americas' forward-looking information is based on the beliefs, expectations and opinions of management on the date such information is posted, and Lithium Americas does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking information.

This material change report also contains forward-looking information related to the mineral resource and mineral reserve estimates for the Thacker Pass deposit and the information in this material change report should be qualified in its entirety based on the information in the Feasibility Study. The material factors that could cause actual results to differ from the conclusions, estimates, designs, forecasts or projections include geological modeling, grade interpolations, lithium price estimates, mining cost estimates, mine design parameters, and final pit shell limits such as more detailed exploration drilling or final pit slope angle.

Additional risks, assumptions and other factors upon which forward-looking information is based, as it pertains to Lithium Americas and its business, are set out in its latest management's discussion and analysis and its most recent annual information form, copies of which are available under Lithium Americas' profile on SEDAR at www.sedar.com.

Non-GAAP Financial Measures

This material change report includes disclosure of certain non-GAAP financial measures, including expected average annual EBITDA with respect to the results of the Feasibility Study for Thacker Pass presented in this material change report. Such measures have no standardized meaning under IFRS and may not be comparable to similar measures used by other issuers. The Company believes that these measures provide investors with an improved ability to evaluate the prospects of the Company and, in particular, Thacker Pass. As Thacker Pass is not in production, the prospective non-GAAP financial measures presented may not be reconciled to the nearest comparable measure under IFRS and the equivalent historical non-GAAP financial measure for the prospective non-GAAP financial measure discussed herein is nil$.